Exhibit 1.01

CONFLICT MINERALS REPORT

APYX MEDICAL CORPORATION

IN ACCORDANCE WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“Report”) of Apyx Medical Corporation (“APYX”) for the calendar year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. APYX manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. APYX has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals used by APYX for the functionality or production of APYX’s products.  This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals used by APYX in the manufacture of its products originated in the Covered Countries.  Based on this reasonable country of origin inquiry, the Company is unable to determine whether Conflict Minerals necessary to the functionality or production of Company products manufactured in calendar year 2024 originated in the Covered Countries.

Pursuant to the Rule, APYX undertook due diligence measures on the source of the Conflict Minerals necessary to the functionality or production of APYX’s products, which APYX had reason to believe may have originated from the Covered Countries and which may not have come from recycled or scrap sources, to determine whether such products were “DRC Conflict Free.”

Description of Due Diligence Measures Performed

Below is a description of the measures performed for this reporting period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals:

1.         As part of a reasonable country of origin inquiry, APYX made inquiry of its 2024 suppliers to determine if such suppliers use Conflict Minerals in the manufacture of APYX’s products. APYX received a response, or obtained a publicly available response, from more than 90% of its suppliers.

2.         APYX identified four suppliers (“Suppliers”) that indicated the possibility that some of the Conflict Minerals the Suppliers provided to APYX were sourced from Covered Countries.

3.         APYX then reviewed the Conflict Minerals Reporting Template submitted by the Suppliers (“CMRT”) to better determine whether any of the Conflict Minerals supplied by the Suppliers to APYX originated from the Covered Countries.

4.         APYX also reviewed the CMRT to better determine whether the Conflict Minerals supplied to APYX that originated from Covered Countries, if any, could be classified as “DRC Conflict Free.”

5.         APYX relied upon the Suppliers due diligence, which it believes conformed to a nationally or internationally recognized due diligence framework, as described below.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of products which contain Conflict Minerals, APYX’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals used by APYX.  APYX’s due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.  APYX also relies, to a large extent, on information collected and provided by independent private sector audit (“IPSA”) programs.  Such sources of information, as well as smelters and refinery facility visits, may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from suppliers on a continuous, real-time basis. Under the Dodd-Frank Act and the Rule, a product is “DRC Conflict Free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC Conflict Free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since APYX does not have direct contractual relationships with smelters and refiners, APYX relies on direct suppliers and the entire supply chain to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.

Suppliers Due Diligence

The Suppliers designed and executed supply chain due diligence processes in accordance with either Annex 1 of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas or IPC-1755 Conflict Minerals Data Exchange Standard.

Results of APYX’s Due Diligence Measures

For the 2024 calendar year, APYX’s products are DRC Conflict Undeterminable, as defined in the Rule. APYX does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that process the necessary Conflict Minerals used in or used to produce APYX products to conclude whether those Conflict Minerals originated in the Covered Countries and, if so, whether those Conflict Minerals were from recycled or scrap sources or other conflict-free sources. While APYX has no reason to believe the Conflict Minerals in its products directly or indirectly benefit armed groups in the Covered Countries based on due diligence measures performed, APYX cannot, conversely, describe these products as DRC Conflict Free under the Rule.

The Suppliers indicated the following results to APYX regarding the smelters that provide the Supplier’s entire supply of Conflict Minerals:

1.         Suppliers could not determine with any degree of certainty whether any of the Conflict Minerals provided to APYX were sourced from Covered Countries.

2.         Suppliers could not determine whether all of their supplied Conflict Minerals were sourced in Covered Countries and, if so, were DRC Conflict Free.

Additional Disclosures under the Rule for DRC Conflict Undeterminable products

Registrants that manufacture products that are “DRC Conflict Undeterminable” must provide a description of those products, the facilities used to process the necessary Conflict Minerals for those products, if known, the related country of origin and efforts to determine the location of origin for the subject Conflict Minerals. Substantially all of APYX’s products are DRC Conflict Undeterminable. Based on the due diligence described above, the facilities, country of origin and location of origin could not be determined.

Pursuant to the Rule, APYX was not required to provide an IPSA for this report. APYX will undertake to mitigate the risk that necessary Conflict Minerals in its products benefit armed groups in Covered Countries by working with its suppliers for subsequent reporting periods to improve the collection and verification of chain-of-custody data demonstrating what Conflict Minerals have been supplied to APYX that originated in Covered Countries and whether or not those Conflict Minerals were DRC Conflict Free.

Forward-Looking Statements

This Report may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although APYX believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, APYX can give no assurance that its expectations will be achieved. All statements other than statements of historical fact contained in this Report could be deemed forward-looking statements. Words such as “may,” “intent,” “will,” “believe” and “expect,” and other terms of similar meaning indicating future events and trends are also generally intended to signify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to certain risks, trends and uncertainties beyond APYX’s ability to control or predict and could cause actual results to differ materially from those projected. For forward-looking statements in this Report, APYX claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.